EXHIBIT 99.10

Media Release
Rio Tinto and Prysmian partner to deliver innovative low-carbon aluminium solutions for the data centre market
12 March 2026

MONTREAL, Canada — Rio Tinto and Prysmian have partnered on an industrial trial to produce low-carbon aluminium cables designed for the rapidly growing data centre market, combining leading-edge smelting and cable technologies to help customers reduce the carbon footprint of critical IT infrastructure.
The trial saw Rio Tinto manufacture aluminium rod using a blend of low-carbon aluminium from Rio Tinto’s hydropowered Alma smelter in Quebec, Canada, and aluminium produced using the ELYSIS® technology. ELYSIS® eliminates all direct greenhouse gas emissions from the aluminium smelting process and produces oxygen instead, representing a major breakthrough in the decarbonisation of aluminium production.
Rio Tinto and Prysmian signed a five-year supply agreement in 2023. As part of the agreement, both companies have brought together their respective technologies and research and development capabilities to accelerate the introduction of lower-carbon aluminium solutions across a range of applications including energy transmission and data centres.
Rio Tinto Aluminium interim Vice President Sales and Marketing, Matt Schicke said: “This partnership with Prysmian demonstrates Rio Tinto’s ability to deliver innovative, low-carbon aluminium solutions tailored to our customers’ needs. By combining our low-carbon aluminium portfolio with breakthrough technologies like ELYSIS, we are aiming to support the decarbonisation of key growth markets, including the rapidly expanding data centre sector.”
Prysmian Chief Sustainability, R&D, and Innovation Officer Srinivas Siripurapu said: “As we work toward our goal of reaching Net Zero by 2035, we recognize that our customers, particularly in the data centre sector, share similar pledges. We are proud to provide sustainable solutions to customers who align with those values. Partnering with Rio Tinto allows us to leverage our existing supplier relationship and evolve sustainable innovations that benefit not only Prysmian, but our customers as well.”
Demand for data centre infrastructure continues to grow at pace. According to CRU, the data centre sector represented approximately 7% of total North American cable demand in 2025 and is expected to grow at a compound annual growth rate of approximately 17% between 2026 and 2030. CRU also maintains that aluminium will account for an increasing share of the data centre cable product mix, as operators seek more cost-efficient solutions for power distribution across data centre campuses and server rooms.
By combining low-carbon aluminium production with advanced cable manufacturing, Rio Tinto and Prysmian aim to support the data centre industry’s growth while helping customers meet their sustainability and performance objectives.

Media Release

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